

CHEMBIO DIAGNOSTICS, INC.

Rapid Tests for Earlier Treatment

Investor Fact Sheet

Ticker Symbol: CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- >33% Five Year Revenue CAGR during which operating performance improved continuously.
- Consecutive record revenues and profits in 2009 and 2010.
- Strategy is to create core business of public health and women's health products to be complemented by OEM and selected out-licensing opportunities. Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology. Products developed on DPP® platform for two HIV and Syphilis tests that will be undergoing US FDA regulatory evaluations / submission in 2011-2012
- Significant income from research contracts and grants, including $2.4MM, three year Phase II United States National Institutes of Health grant awarded in March, 2011 and a similar $3MM grant awarded 2009 (to be completed 2011).

Selected Financial Information

Stock Information

Ticker Symbol	CEMI
Price 7/29/11	$0.420
52 Week High	$0.580
52 Week Low	$0.210
Outstanding Shares (MM)	63.3
Market Capitalization (MM)	$26.6
Fully Diluted (FD) Shares	69.8
Management Holding-FD	11.6
Average Volume (3 Mos)	60,000

Major Beneficial Holders	Beneficial Shares Owned (MM)
Lawrence Siebert	7.1
Alere North America, Inc.	5.4

Balance Sheet Data ($000s)	June '11	Dec. '10
Cash	$2,139	$2,136
Accts. Receivable	1,643	3,947
Inventories	2,917	1,349
Other Current Assets	215	205
Total Current Assets	6,914	7,637
Net Fixed Assets	778	813
Other Assets	743	636
Total Assets	8,435	9,086
Total Current Liab.	2,078	3,076
Total Other Liab.	160	201
Total Liabilities	2,238	3,277
Total Equity	6,197	5,809
Total Liabilities & Shareholders Equity	$ 8,435	$ 9,086



Selected Comparative Historical Financial Data

$(000s)	For the Quater Ended Q2'11	Q2'10	For the 6 Months Ended Q2'11	Q2'10	For the Years Ended 2010	2009	2008	2007
Total Revenues	$3,614	$3,749	$7,250	$6,533	$16,705	$13,834	$11,050	$9,231
Cost of sales	1,564	1,654	3,273	3,132	8,604	7,974	7,198	6,435
Gross Profit	2,050	2,095	3,977	3,401	8,101	5,860	3,852	2,796
					48.5%	42.4%	34.9%	30.3%
R&D Expense	1,165	792	2,455	1,592	2,586	2,884	2,605	1,907
SG&A Expense	688	680	1,464	1,342	2,941	2,659	3,317	3,765
Operating Income (Loss)	197	623	58	467	2,574	317	(2,071)	(2,876)
Other Inc. (Expense)	(2)	(1)	(5)	(3)	(15)	(8)	122	249
Net Income (Loss) - Stkhldrs	195	622	53	464	2,559	309	(1,949)	(2,627)
Pref. Stock Expenses	-	-	-	-	-	-	-	5,645
Net Income (Loss)	$195	$622	$53	$464	$2,513	$309	($1,949)	($8,272)
Net Income (Loss) - per Share	$0.00	$0.01	$0.00	$0.01	$0.04	$0.00	($0.03)	($0.57)
Avg. No. Shares (Millions)	63.061	62.070	62.675	62.028	62.103	61.946	61.267	14.608
Working capital	4,836	2,336	4,836	2,336	4,560	1,494	1,664	3,229
Total assets	8,435	6,307	8,435	6,307	9,086	6,315	5,915	6,585
Total liabilities	2,238	2,620	2,238	2,620	3,277	3,227	3,338	2,322
Equity (Deficit)	6,197	3,687	6,197	3,687	5,809	3,088	2,577	4,263

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
The Investor Relations Group
Adam Holdsworth aholdsworth@investorrelationsgroup.com
212-825-3210

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com



















CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Tampão
DPP HIV 1/2
CONFIRMACÃO
12345C
Bio-Manguinhos
under license from
CHEMBIO
DPP HIV 1/2
Oral Fluid, Blood, Serum, Plasma
Buffer
T C
ID
Sample + Buffer
DPP SYPHILIS
SCREEN & CONFIRM

DPP
Buffer
12345678C
ID
Sample + Buffer
CHEMBIO

Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology

Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results

Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2

Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.

inverness medical innovations

Senior Management Team

Lawrence A. Siebert, Chairman & CEO, 25 years of management and financing experience

Richard J. Larkin, CFO, 25 years of operational and financial experience

Javan Esfandiari, SVP R&D, 15 years of experience in development of in-vitro point of care products

Board of Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, INC. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

Dr. Barbara DeBuono - Former New York Commissioner of Health and Rhode Island Director of Health; other positions in domestic and international medical services

Dr. Peter Kissinger - Has founded and/or led 3 biotechnology and/or biomedical technology companies, including a publicly traded NASDAQ company